EXHIBIT 99.1

Seabridge Gold Inc.

Notice Of Annual General Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of SEABRIDGE GOLD INC. (herein called the "Corporation") will be held at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3 on Wednesday, June 26, 2013 at the hour of 4:30 p.m. (Toronto time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the year ended December 31, 2012 and the auditors’ reports thereon;

2.	to elect directors for the ensuing year;

3.	to appoint the auditors for the ensuing year;

4.	to authorize the directors to fix the remuneration to be paid to the auditors;

5.
to approve, by a majority of disinterested shareholders, an increase in the number of shares reserved for issue under the Corporation’s Stock Option Plan by 665,000 shares and grants of 665,000 stock options in total to directors and senior officers as more particularly set out in the Management Proxy Circular in respect of the Meeting;

6.	to approve an increase in the number of shares reserved for issue under the Corporation's Stock Option Plan by 215,000 shares;

7.	to transact such other business as may properly come before the Meeting.

The Management Proxy Circular prepared in respect of the Meeting provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same within the time and to the location set out in the form of proxy accompanying this notice.

DATED at Toronto, Ontario this 10th day of May, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

Rudi P. Fronk
Chairman and Chief Executive Officer

Seabridge Gold Inc.

Management Proxy Circular
(As at May 10, 2013, except as indicated)

Solicitation of Proxies

This management proxy circular is furnished in connection with the solicitation of proxies by the management of Seabridge Gold Inc. (the “Corporation”) for use at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation, and at any adjournments thereof, to be held on June 26, 2013 at 4:30 p.m. (Toronto time) at The Albany Club, 91 King Street East, Toronto, Ontario, Canada M5C 1G3.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Corporation or by agents retained and compensated for that purpose.  The cost of solicitation will be borne by the Corporation.

Registered shareholders and non-registered shareholders will be distributed proxy-related materials pursuant to the “notice-and-access” regime recently adopted by the Canadian Securities Administrators. It is anticipated that a notice with information about the notice-and-access process and voting instructions as well as a voting instruction form or proxy form will be distributed to registered and beneficial shareholders on or about May 17, 2013.

Appointment of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed as proposed proxyholders in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting by Proxy

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.  Shareholders that return a proxy are not precluded from attending the Meeting in person.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Registered shareholders may submit proxies by four different means; mail, fax, telephone or internet.  To submit a proxy by mail or fax, return completed forms of proxy to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1, or by Fax 1-866-249-7775 for receipt by no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.  To submit a proxy by telephone, on a touch tone phone dial 1-866-732-8683.  To submit a proxy using the internet, go to www.investorvote.com.  Submitting proxies by mail or the internet are the only methods by which a shareholder may appoint a proxyholder other than the Management Proxyholders.

Non-Registered Holders

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Corporation are “non-registered” shareholders because the common shares they own are not registered in their names but are instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares, a bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s, TSFA’s and similar plans; or a clearing agency such as The Canadian Depository for Securities Limited for Canadian brokers and CEDE & Co., on behalf of The Depository Trust Company, for U. S. brokers, (any of them herein being a “Nominee”).  If you purchased your shares through a broker, you are likely a non-registered holder.  In this Management Proxy Circular non-registered shareholders are sometimes referred to as “beneficial owners” of the Corporation’s shares.

In accordance with securities regulatory policies, the Corporation is distributing copies of the Meeting materials, being the Notice of Meeting, the Voting Instruction Form or Form of Proxy, and a Notice in the form required under the notice-and-access regime adopted by the Canadian Securities Administrators, to the Nominees or their agents for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions.  If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your common shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by crossing out the names of the proxyholders proposed by management and writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

2 | Page

If you, as a non-registered holder, do not return the voting instruction form and hold your shares through a U.S. broker, your broker or other Nominee will vote your common shares on each matter at the Meeting for which it has discretionary authority.  If you do not give instructions to it as to how to vote your shares, the broker has authority under New York Stock Exchange (“NYSE”) rules to vote those shares for or against “routine” proposals.  Therefore, it is very important that non-registered holders instruct their broker, bank or other nominee how they wish to vote their shares.  Brokers cannot vote on their client’s behalf on “non-routine” proposals for shareholders meetings.  Under these rules, the election of directors is considered a “non-routine” proposal.  The appointment of auditors for the 2013 fiscal year and the authorization of the directors to fix the compensation of the auditors are considered routine matters and brokers will be permitted to vote shares held for non-registered holders on these proposals.  These rules apply to voting the Corporation’s common shares even though they are also listed on the Toronto Stock Exchange.  If such broker votes common shares that are unvoted by its clients for or against a “routine” proposal, these shares are counted for the purpose of establishing a quorum at the Meeting and also will be counted for the purpose of determining the outcome of “routine” proposals.  If such broker does not receive voting instructions as to a non-routine proposal, or chooses to leave shares unvoted on a routine proposal, a “broker non-vote” occurs and those shares will be counted for the purpose of establishing a quorum, but not for determining the outcome of those proposals.  Common shares that are subject to broker non-votes are considered not entitled to vote on the particular proposal, and effectively reduce the number of common shares needed to approve the proposal.

In addition, Canadian securities legislation permits the Corporation to forward meeting materials directly to "non-objecting beneficial owners".  If the Corporation or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Corporation (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Revocability of Proxy

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  This revocation must be delivered either to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman at the Meeting or any adjournment thereof.  A proxy may also be revoked in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

Record Date

The Board of Directors of the Corporation has fixed May 6, 2013 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive Notice of the Meeting.  Only shareholders of record as at the close of business on the Record Date are entitled to receive notice of the Meeting and to vote the common shares held by them, either in person or by proxy, at the Meeting or any adjournment thereof.

3 | Page

Voting Shares And Principal Holders of Voting Securities

The Corporation is authorized to issue an unlimited number of common shares without par value and an unlimited number of Preferred shares, issuable in series, of which 45,556,376 common shares were issued and outstanding and no Preferred shares were issued and outstanding as of May 6, 2013.  The holders of common shares are entitled to one vote for each Common share held.

Each resolution to be voted on at the Meeting must be passed by a simple majority (50%) of the votes cast on the resolution unless specifically stated otherwise.

To the knowledge of the directors and executive officers of the Corporation as of May 6, 2013, the only persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation are:

1.
Pan Atlantic Bank and Trust Limited owns 8,001,232 shares of the Corporation representing 17.6% of the outstanding shares of the Corporation and FCMI Financial Corporation, which owns all of the shares of Pan Atlantic Bank and Trust Limited, owns 555,000 shares representing 1.2% of the outstanding shares of the Corporation.  In addition, principals of the Friedberg Mercantile Group Ltd. own 72,525 shares of the Corporation representing less than 0.2% of the Corporation’s outstanding shares. Pan Atlantic Bank and Trust Ltd. is ultimately beneficially owned and controlled by Albert D. Friedberg and members of his immediate family. Albert D. Friedberg is the President and a director of Friedberg Mercantile Group Ltd.

2.	Royce & Associates, LLC owns 6,126,883 shares of the Corporation representing 13.5% of the outstanding shares of the Corporation.

3.	Van Eck Associates Corporation is the registered, but not the beneficial, owner of, and controls, 5,952,542 shares of the Corporation representing 13.1% of the outstanding shares of the Corporation.

Election Of Directors

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The Corporation does not have an executive committee.  The Corporation is required to have an audit committee.  Members of this committee, and other committees of the Board, are as set out below.

The Corporation presently has eight directors.  Management of the Corporation proposes to nominate each of the following eight persons for election as a director. Information concerning the nominees, as furnished by the individual nominees, is as follows:

4 | Page

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned, or controlled or directed, directly or indirectly(6)
James S. Anthony(3) Ontario, Canada Director	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	779,791 directly 530,334 indirectly
A Frederick Banfield(1) (4) (5) Arizona, USA	Chairman, Mintec Inc., a consulting and software company providing services to the minerals industry, since 1970.	Since October 1999	245,000
Douglass “Scott” Barr(2) (3) (4) (5) Colorado, USA
Executive, Value Assurance, Newmont Mining Corporation since Dec. 2011, Technical Advisor to, and previously Executive VP and COO of, Golden Star Resources Ltd., since 2008.  With Newmont Mining Corporation from 1995 to 2008, finishing as VP – Technical Strategy and Development.
		Since June 2011	Nil
Thomas C. Dawson(1) (3) (4) Ontario, Canada	Retired as Senior Audit and Accounting Partner, Deloitte & Touche LLP in 1999.	Since January 2006	45,225 directly 7,575 controlled
Louis J. Fox(1) (2) (3) (4) Florida, USA	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January 2000	300,750
Rudi P. Fronk Ontario, Canada Chairman and CEO	Chairman and CEO, Seabridge Gold Inc.	Since October 1999	1,150,000 directly 30,000 indirectly
Eliseo Gonzalez-Urien(2) (3) (4) (5) Oregon, USA	Senior Technical Advisor, Seabridge Gold Inc.; Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	58,000
Jay Layman Colorado, USA President and Chief Operating Officer	President and Chief Operating Officer, Seabridge Gold since June, 2011; Independent Consultant (President of Tactical and Strategic Advisory Services LLC), August 2010 to February 2011, Vice President Solutions and Innovation, Newmont Mining Company from May 2007 to August 2010; Vice President Corporate Development, Hecla Mining Company, 2006 to April 2007.	Since June, 2012	2,100
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Member of the Nominating Committee.
(5)	Member of the Technical Committee.
(6)
Shares beneficially owned, or controlled or directed, directly or indirectly, as at May 6, 2013, is based upon information furnished to the Corporation by the individual directors.  Unless otherwise indicated, such shares are held directly.

Shareholders will vote on directors individually, not by slate.  The Corporation has not adopted a majority voting policy for uncontested director elections.  The shareholders have fixed the number of directors of the Corporation at eight and the eight director nominees with the highest number of votes will be elected at the Meeting.  The Board of the Corporation, with the input of its Nominating Committee, works to ensure that nominees to the Board have backgrounds and expertise that reflect the needs of the Board, enabling it to discharge its functions, including through the operation of appropriately constituted committees. The Nominating Committee is tasked with ensuring that the Board has the collective capacity to oversee the various areas most relevant to the activities being undertaken by the Corporation at any particular time.  The adoption of a majority voting policy, while laudable as a democratic principle, has the potential to impair the proper functioning of the Board by narrowing the scope of its collective experience.  Also, it is not clear that declaring a nominee unelected if the nominee receives more “withhold” votes than “for” votes furthers shareholder democracy if, in response, another person selected by the directors is simply appointed by the Board in the unelected nominee’s place.  However, the Board and the Nominating Committee will take into consideration the results of shareholder voting on the election of each director when considering the nominees to propose for election at the following general meeting.

5 | Page

To the knowledge of the Corporation, no proposed director:

(a)
is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that,

(i)	was subject to an Order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)
was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity;

(b)
is, as at the date of the Management Proxy Circular, or has been within 10 years before the date of the Management Proxy Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)
has, within the 10 years before the date of the Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

For the purposes of the foregoing, an "Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

To the knowledge of the Corporation, no proposed director has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

6 | Page

Executive Compensation

For the purposes of this Management Proxy Circular:

(a)           “Chief Executive Officer” or “CEO” of the Corporation means an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)           “Chief Financial Officer” or “CFO” of the Corporation means an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)           “executive officer” of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, who is performing a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;

(d)           “Named Executive Officers” or “NEO” means:
(i)	a CEO;

(ii)	a CFO;

(iii)
each of the three most highly compensated executive officers of the Corporation, including its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(iv)
each individual who would be an NEO under (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

(e)           “Option Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features; and

(f)           “Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

Role of the Compensation Committee
The Corporation’s compensation policies are established and monitored by the Board of Directors as a whole, recognizing that compensation, especially to senior officers, must be directly related to board-approved strategies and goals.  The Compensation Committee is responsible for annually reviewing the Corporation’s compensation arrangements with its executive officers and making recommendations to the Board.

7 | Page

The planning process begins late in the fiscal year with Board deliberation of the corporate goals and strategies to be pursued in the ensuing year in order to improve shareholder value. These goals and strategies specifically relate to increasing the value of the Corporation in the long term; they are approved and fully disclosed in the Corporation’s annual report along with an explicit review of the extent to which the previous year’s goals were achieved. Budgets are then reviewed and approved by the Board to support the board-approved goals and strategies. Coterminous with the Board’s approval of next year’s goals, the Compensation Committee considers performance against the goals previously set for the year then ending. A review of compensation for directors and officers at comparator companies is also undertaken. Comparator companies are those of similar size in which the configuration of the business and the responsibilities of directors and officers are also similar. The Compensation Committee also invites input from management in order to obtain their evaluation of performance at key positions and to obtain their assessment of the competitive issues which could affect retention of key personnel. The Compensation Committee then makes a formal recommendation to the Board for adjustments to base pay, bonuses and option grants, if any. The Board makes final determinations and may exercise its discretion.

When reviewing the compensation of the executive officers, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the senior executive officers’ total compensation package in consultation with the CEO and making proposals to the Board, reviewing and advising on stock option guidelines, including recommendations on specific option grants and reviewing and communicating to the Board the compensation policies and principles that will be applied to other executives and employees of the Corporation.

No changes are planned for the Corporation’s compensation policies and practices in 2013.

Compensation Philosophy
All employees of the Corporation receive compensation based on market value for the type of role they perform. Additional consideration is given to internal pay equity and performance. The compensation payable to employees consists of three elements: base salary; bonuses paid upon performance of the individual and the business; and long-term incentives by way of the grant of stock options in accordance with the policies of the Toronto Stock Exchange (“TSX”) and the Corporation’s Stock Option Plan. The Corporation does not provide sponsored or defined pension or retirement plans. Employees are expected to provide for their own retirement and to obtain their own advice in making such arrangements.

In awarding compensation the Compensation Committee compares the compensation it awards its NEOs with that of companies similar to the Corporation.  The companies are all mining companies within a reasonable range of the market capitalization of the Corporation and its stage of development.  Companies used for comparison purposes included NovaGold Resources Inc., Osisko Mining Corporation and Detour Gold Corporation.

Base Salary
In the Compensation Committee’s view, paying base compensation that is competitive in the market in which the Corporation operates is the first step to attracting and retaining talented, qualified and effective executives.

The base salary of each particular executive officer (including each of the NEOs) is determined by an assessment by the Compensation Committee of each executive officer’s performance, a consideration of competitive compensation levels in companies similar to the Corporation and a review of the performance of the Corporation as a whole and the role each executive officer played in the Corporation’s performance. The corporate objectives used to evaluate performance are set out every year in the Corporation’s annual report to shareholders together with a review of the previous year’s performance against that year’s objectives.

8 | Page

Two of the five NEOs (COO and CFO) were appointed in 2011 and another (VP Corporate Affairs) was appointed in 2012. Their compensation packages were established in the normal course of negotiations and were approved by the Compensation Committee prior to acceptance. The base salary of the Chief Operating Officer was increased in 2012 when he was appointed President of the Corporation. No other NEO’s base salary was increased in 2012.

Upon conducting an industry analysis, it has been determined that the Corporation's base salary levels remained somewhat below those of its comparators.

Bonuses
As detailed above, bonuses are performance based and are determined by personal performance, team performance and/or Corporation performance. Bonus levels are related to the level of position of the executive officer with the Corporation and base salary.  The Board ultimately has the discretion to award compensation absent the attainment of goals or to alter the bonus amounts recommended by the Compensation Committee but is only likely to exercise this discretion in ways that are consistent with the Coorporation’s compensation philosophy.

All but one of the Corporation’s objectives for 2012, as set forth in its 2011 Annual Report to shareholders, was met during 2012 and with very positive results.  The successful drilling programs at the KSM and Courageous Lake Projects and completion of the updated KSM Preliminary Feasibility Study and the first Preliminary Feasibility Study for Courageous Lake were significant drivers that the Compensation Committee considered prior to their approval of bonus compensation in December 2012.  Other corporate transactions, including the successful completion of the additional Royal Gold royalty option and private placement, the sale of non-core assets and the year-end flow-through financing were also factors considered in the Compensation Committee’s review.  However, the objective involving the submission of the Corporation’s Environmental Assessment Application and Environmental Impact Statement for the Corporation’s KSM Project (the “KSM EA”) was not achieved in 2012 and, in light of the delay in the submission of the KSM EA, the Compensation Committee deferred awarding discretionary compensation, including bonus compensation, to certain officers and all directors until the KSM EA was submitted.

Long-Term Incentives
The Corporation provides long-term incentives by granting stock options to executive officers in accordance with the policies of the TSX. Any options granted permit executive officers to acquire common shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as a financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options previously granted to the executive officer. The Compensation Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. Options granted to the directors, including officers who are directors, are made subject to specific vesting requirements, which may include Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives. The Options granted in 2008 vested upon the Corporation entering into an agreement to complete the private placement and royalty agreement with Royal Gold in June 2011.  The Options granted in 2010 will vest upon the Corporation entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Corporation. Options granted to the other NEOs are made subject to specific vesting requirements that are time based.

9 | Page

In order to meet the above stated objective of the stock option plan, the newly appointed NEO (VP Corporate Affairs and Corporate Secretary) was granted 125,000 options upon commencing his duties in 2012. This grant was approved by the Compensation Committee and Board of Directors.

As discussed above in the section Bonuses, the Corporation achieved of all but one of the Corporation’s objectives for 2012 with very positive results, including the successful drilling programs and the new Preliminary Feasibility Studies at KSM and Courageous Lake. The Corporation also completed the additional Royal Gold royalty option and private placement, the sale of non-core assets and the year-end flow-through financing. These achievements and comparisons of grants made by similar companies to executives with similar responsibilities were considered by the Compensation Committee when it recommended the grant of options to the NEOs at the end of 2012.  The Options granted to the NEOs other than the Chairman and CEO and the President and COO were made subject to time based vesting requirements. Since the objective involving the submission of the KSM EA was not achieved in 2012 the Compensation Committee decided that although option grants to all directors and officers were warranted, it recommended deferral of the grant of options to certain officers and all directors until after the Corporation completed the filing of the KSM EA.

Other Compensation
The Corporation provides no compensation to its NEOs other than Base Salary, Bonuses and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Stock Option Plan.

Termination Benefits
NEOs receive a payment equal to 100% of base salary if terminated for any reason other than cause. This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

Assessment of Risks of Compensation Policies and Practices
The Board has considered the implications of the risks associated with the Corporation’s compensation policies and practices. In general, the Board believes that these risks are lessened by the fact that the Corporation is not an operating company and there is therefore not an incentive to boost operating performance to meet short term goals at the expense of long term profitability. The Corporation does not have an active program to invest in financial instruments and does not reward management based on the returns on its financial resources. Directors receive regular cash reconciliations against approved budgets to ensure that expenditures are not being diverted from Board-approved goals to other riskier programs.

Two Board initiatives have been taken to reduce the risk of compensating officers for undue risk-taking. First, the Corporation has a long-standing policy of imposing onerous vesting requirements for its option grants to ensure that there is little or no incentive to choose short term performance of the Corporation’s shares over the longer term development of the Corporation. Vesting requirements for directors and senior officers have been directly tied to achieving long term goals or vest over several years.

Secondly, the Board recognizes that the goals which it uses to assess compensation for most senior officers have an important technical component. For example, bonuses have been paid based upon the completion of favorable Preliminary Feasibility Studies and are likely to be paid for obtaining operating permits for its projects. It is important for the Board to be able to determine that these goals have been met without jeopardizing the quality of work performed or the safety and well-being of employees. For this reason, the Board has established a Technical Committee with the mandate and resources to review independently the quality of work performed and the Corporation’s procedures and practices. The Board expects this committee to mitigate compensation risks in connection with the Corporation’s long term goals.

10 | Page

The Corporation, it’s NEOs and directors do not engage in the purchase of financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by any NEO or director.

Performance Graph
The following graph illustrates the Corporation’s cumulative total shareholder return over the five most recently completed financial years of the Corporation for a $100 investment in the Corporation’s common shares made on January 2, 2008 (being the start of such five year period).  For comparative purposes, the cumulative total returns for a $100 investment over the same time period of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Global Gold Index (the “S&P/TSX Gold Index”) are also provided.  The S&P/TSX Gold Index figures and the S&P/TSX Index figures used in the graph include the reinvestment of dividends.

Over the five year period, a $100 investment in the Corporation’s common shares would have decreased in value to $57.70 as compared to an increase to $103.40 for the S&P/TSX Composite Index and a decrease to $94.80 for the S&P TSX Composite Gold Index.  Over the same time period, the Corporation’s compensation (salary plus bonus) to executive officers that were with the Corporation over that period has increased by 46.

Share-based and Option-based awards
The Corporation’s stock option plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation.  In determining the number of options to be granted to the executive officers, the Board of Directors, with recommendations of the Compensation Committee, takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

11 | Page

Compensation Governance
The Compensation Committee has the responsibility to administer the compensation policies related to the executive management of the Corporation, including option-based awards, through recommendations to the Board.  Compensation policies are established by the Board.  When new senior officers are hired the Committee analyses compensation by comparison to compensation paid by comparator companies to executives with similar responsibilities.  The process followed by the Corporation in its annual review of compensation is described above under “Role of the Compensation Committee” and the responsibilities, powers and operation of the Compensation Committee are described below under “Disclosure of Corporate Governance Practices - Compensation”.

The Corporation has a Compensation Committee made up of Eliseo Gonzalez-Urien, Douglass Barr and Louis Fox, all of whom are independent directors. All three have substantial mining industry experience in the hiring, evaluation and compensation of management level personnel.

The chairman of the committee, Mr. Gonzalez-Urien, as President of Placer Dome Exploration Ltd., was directly responsible for the compensation practices of a large, multi-national company subsidiary. In addition, Mr. Gonzalez-Urien serves on the compensation committee of another publically traded, precious metal company. Mr. Barr, as senior engineer and department head within Newmont Mining Corp. was directly responsible for compensation and employment practices of senior management and technical personnel within one of the world’s largest gold mining companies. Mr. Fox held senior positions in a major resource industry financier and commodity trader where he was responsible for the evaluation and compensation of senior personnel.

Summary Compensation Tables
The following table (presented in accordance with National Instrument Form 51-102F6 – “Form 51-102F6”) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers, for each of the Corporation's most recently completed financial years.  The Named Executive Officers of the Corporation are Rudi Fronk, Christopher Reynolds, Jay Layman, William Threlkeld and Bruce Scott.

NEO Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)(5)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(6)	Long-term Incentive Plans
Rudi P. Fronk Chairman & CEO	2012 2011 2010	500,000(1) 500,000(1) 440,000(1)	NIL NIL	NIL NIL 3,359,400	250,000 500,000 220,000	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	750,000 1,000,000 4,019,400
Christopher J. Reynolds Vice President, Finance and CFO(2)	2012 2011	250,000 166,667	Nil NIL	383,320 3,431,550	100,000 125,000	NIL NIL	NIL NIL	NIL NIL	733,320 3,723,217
Jay Layman VP and COO (3)	2012 2011	287,500(1) 247,275(1)	Nil NIL	NIL 4,447,200	839,100 148,365	NIL NIL	NIL NIL	NIL NIL	1,340,765 4,842,840
William E. Threlkeld Senior VP	2012 2011 2010	250,000 247,275 197,392	Nil NIL NIL	583,140 586,700 1,259,775	125,000 123,638 179,550	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	958,140 957,613 1,636,712
C. Bruce Scott Vice President, Corporate Affairs and Corporate Secretary(4)	2012	Nil	NIL	1,466,750	100,000	NIL	NIL	258,900(7)	1,825,650

12 | Page

(1)	The Chairman and CEO and the President and COO are also directors but do not receive fees for acting in their capacity as a director.

(2)	Mr. Reynolds became Chief Financial Officer of the Corporation, effective May 1, 2011.

(3)	Mr. Layman became an officer of the Corporation, effective March 1, 2011.

(4)	Mr. Scott became an officer of the Corporation, effective January 1, 2012.

(5)
The Corporation used the Black-Scholes model as the methodology to calculate the grant date fair value for options that vest over time and relied on the following key assumptions and estimates for each calculation:  Dividend yield – nil; Expected volatility – 63-67%; Risk free rate of return – 1.3-2.6%; expected life of options – 5 years.  The Corporation chose this methodology because it is a recognized standard for such valuations.  For certain of the option grants the fair value of the options A Monte Carlo simulation method was used to fair value the options.  Three simulations were prepared and the average results were used to fair value the options. Where volatility has been used in valuing the Corporation’s stock options, the historical volatility of the Corporation’s shares is used. Assumptions relating to the forecasted stock prices were as follows: Dividend yield – nil; Expected volatility – 45-45.24%; Risk free rate of return – 2.35-2.47%.

(6)	The Corporation pays a discretionary annual bonus as part of its compensation to executive officers and the amounts in this column reflect the bonus amounts awarded in respect of the specified year.

(7)	The Corporation paid $258,900 to a corporation that is owned and controlled by Mr. Scott for legal services rendered in 2012.

Incentive Plan Awards
The Corporation does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers.  The Corporation does not grant share-based awards.

13 | Page

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
Rudi P. Fronk	150,000	10.54	December 4, 2013	1,104,000
Christopher J. Reynolds	150,000 75,000 40,000	30.42 21.98 17.52	March 29, 2016 December 12, 2016 December 14, 2017	NIL NIL 15,200
Jay Layman	200,000 100,000 100.000	28.80 21.98 14.70	March 1, 2016 December 12, 2016 June 27, 2017	NIL NIL 320,000
William E. Threlkeld	50,000 75,000 50,000 60,000	10.54 29.75 21.98 17.32	December 4, 2013 December 20, 2015 December 12, 2016 September 12, 2017	368,000 NIL NIL 34,800
C. Bruce Scott	125,000 40,000	21.98 17.52	December 12, 2016 December 14, 2017	NIL 15,200

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.90, and the exercise or base price of the option.

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2012 for each of the Named Executive Officers:

NEO Name	Value on Date Vested (1) ($)
Rudi P. Fronk	None Vested
Christopher J. Reynolds	Nil
Jay Layman	NIL
William E. Threlkeld	NIL
C. Bruce Scott	NIL

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

14 | Page

During the most recently completed financial year the NEOs did not exercise any options to acquire common shares of the Corporation.

Pension Plan Benefits
The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.  The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits
Except as disclosed below, the Corporation and its subsidiaries have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the corporation or change in a Named Executive Officer’s responsibilities.

The Chairman and CEO, President and COO, Senior Vice President and the Vice President Finance and Chief Financial Officer of the Corporation were paid a base salary of $500,000, $300,000(US), $250,000(US) and $250,000 respectively for the year ended December 31, 2012.  NEOs are entitled to a payment equal to 100% of base salary upon termination for any reason other than cause.  This termination payment is also triggered by a change of control of the Corporation whether or not termination occurs.

Director Compensation
Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year:

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
James S. Anthony	25,000	NIL	NIL	NIL	NIL	337,500 (1)	362,500
A. Frederick Banfield	40,300	NIL	NIL	NIL	NIL	86,737	127,037
Douglass Barr	45,300	NIL	NIL	NIL	NIL	NIL	45,300
Thomas C. Dawson	55,000	NIL	NIL	NIL	NIL	NIL	55,000
Louis J. Fox	40,300	NIL	NIL	NIL	NIL	NIL	40,300
Eliseo Gonzalez-Urien	54,400	NIL	NIL	NIL	NIL	NIL	54,400

(1)	Until June 27, 2012 James Anthony was Chairman of the Corporation and, in such capacity, was paid a base salary and bonus remuneration

15 | Page

From its inception, until 2003, the only compensation paid by the Corporation to directors consisted of stock options.  In 2003 the Board’s Compensation Committee assessed the compensation paid to directors by natural resource companies comparable to the Corporation.  Their recommendations were presented to, and approved by, the full Board.  Commencing July 1, 2003 the Corporation adopted a compensation plan for outside independent directors which provided for stock options plus annual fees of US$15,000 to each director payable quarterly in arrears plus reimbursement of expenses directly related to their duties as directors.  Effective January 2005, the annual fees were increased to US$20,000 for each director. Effective January 1, 2008, the annual fees were increased to US$25,000 for each director. Effective January 1, 2011, the annual fees were increased to US$40,000 for each director residing in the USA and Cdn$40,000 for each director residing in Canada. The chairman of the Audit Committee receives an additional Cdn$15,000 per year and the chairman of the Compensation Committee receives an additional US$2,500 per year.  There is no additional compensation for attending meetings or participating in Board committees. This compensation is reviewed on an annual basis.  The Chairman and the President do not receive this compensation.  In addition, the Corporation may compensate directors for services they may provide outside the role of a director.  All such compensation is fully disclosed in notes to the December 31, 2012 annual audited financial statements and in the table herein entitled Director Compensation Table.

In connection with the US$81,000 for software licenses paid by the Corporation to a private company controlled by Frederick Banfield, the Board followed its written Conflict of Interest Policy as follows:  Management obtained information on the market value of the license for the intended use which demonstrated the reasonableness of the director’s proposal; the Board reviewed and approved the proposed contract in the absence of the conflicted director.

As disclosed elsewhere in this Management Proxy Circular, the Corporation has a stock option plan for the granting of incentive stock options to the officers, employees and directors.  The purpose of granting such options is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Directors who are not Named Executive Officers:

Option-Based Awards
Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options (1) ($)
James S. Anthony	150,000	10.54	December 4, 2013	1,104,000
A. Frederick Banfield	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	184,000 NIL
Douglass Barr	50,000	27.39	June 29, 2016	NIL
Thomas C. Dawson	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	184,000 NIL
Louis J. Fox	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	184,000 NIL
Eliseo Gonzalez-Urien	25,000 50,000	10.54 29.75	December 4, 2013 December 20, 2015	184,000 NIL

16 | Page

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $17.90, and the exercise or base price of the option.

The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)
made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

The options granted in 2008 (and expiring in 2013) vested upon the Corporation entering into an agreement to complete the private placement and royalty agreement with Royal Gold in June 2011.  The options granted in 2010 (and expiring in 2015) will vest upon the Corporation entering into an agreement to complete a significant transaction involving one or both of its KSM Project or Courageous Lake Project or involving the acquisition of a majority interest in the Corporation.

As discussed above in the section Bonuses, the Corporation successfully achieved of all but one of the Corporation’s objectives for 2012 with very positive results and concluded other important transactions, all of which were considered by the Compensation Committee when it was considering option grant recommendations at the end of 2012 for the directors, officers and employees generally. The Compensation Committee decided option grants to directors were warranted, however, since the objective involving the submission of the KSM EA was not achieved in 2012, the Compensation Committee recommended deferral of the grant of options to the directors until after the Corporation completed the filing of the KSM EA.

17 | Page

Incentive Plan Awards – Value Vested Or Earned During The Year

The following table sets out the value of all stock options that vested during the financial year ended December 31, 2012 for each of the Directors:

Director Name	Value on Date Vested (1) ($)
James S. Anthony	None Vested
A. Frederick Banfield	None Vested
Douglass Barr	None Vested
Thomas C. Dawson	None Vested
Louis J. Fox	None Vested
Eliseo Gonzalez-Urien	None Vested

(1)
The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated on the difference between the market value of the common shares on the TSX as at the date of vesting and the exercise price of the option.

Disclosure of Corporate Governance Practices

National Policy 58-101 sets out certain reporting requirements for issuers concerning their corporate governance practices.  In response to the requirements, the Corporation reports the following with respect to its practices.

Board of Directors
Independence – A majority of the Corporation’s directors are considered to be independent.  The Corporation proposes eight directors for election at the Meeting, five of whom it considers to be independent (a director who is independent of management and is free from any interest or any business or any other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Corporation, other than interests arising from shareholdings); A. Frederick Banfield; Douglass “Scott” Barr; Thomas C. Dawson; Louis J. Fox; and Eliseo Gonzalez-Urien.  The Chairman and CEO, Rudi P. Fronk, and the President and COO, Jay Layman, are not considered to be independent due to their positions as officers.  Mr. James S. Anthony is the former Chairman and, in such role, assumed a number of responsibilities relating to the effective functioning of the Board and its compliance with an increasing number of regulations and was paid a commensurate amount in respect of such responsibilities.  Although Mr. Anthony is no longer Chairman, a period of three years must elapse since he ceased to be Chairman before he will be considered to be independent.

Other Directorships - The following directors of the Corporation are also directors of other public companies: Rudi Fronk is also a director of Wolfpack Gold Corp.; Thomas Dawson is also a director or officer of WaterFurnace Renewable Energy, Top 20 Dividend Trust, Top 20 U.S. Dividend Trust and Top 20 Europe Dividend Trust; Eliseo Gonzalez-Urien is a director of Paramount Gold and Silver Corp.

18 | Page

Meetings of Independent Directors - Independent directors meet formally once a year without non-independent directors to consider their effectiveness and independence as directors and to review whether or not they have the information and resources necessary to fulfill their obligations as directors and carry out the approved mandate of the Board.  They also consider their relationship to management and whether or not, in their view, they have provided sufficient direction to management and whether or not, in their view, this direction has been followed appropriately.

Independence of Chair - The Chairman is not independent due to his position as an officer of the Corporation.  Board processes are designed and managed to ensure that committees are given the resources to arrive at independent conclusions. The board’s composition supports the independent work of the committees by ensuring that committees consist of directors with experience in the disciplines required for the performance of their mandates without the need for significant input from management. The two key committees in this respect are the Technical Committee which assesses the Company’s engineering and geological programs and the Compensation Committee. Both committees have a depth of experience equivalent to that of the management. The Corporate Governance Committee also conducts director meetings without management in which emphasis is placed on ensuring that independent directors have the information and resources required to meet their responsibilities for making decisions and overseeing management.

Attendance – During the fiscal year ended December 31, 2012, the Corporation held 9 directors’ meetings.  Each of the directors in office attended every meeting except for Louis Fox and Eliseo Gonzalez-Urien, both of whom missed one meeting.  Some directors were excluded from portions of some meetings in order to facilitate discussions among independent or non-conflicted directors, to review compensation issues and to discuss related party transactions.

Board Mandate
The Board’s formally approved mandate is as follows:

The Corporation's Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs.  Under its governing statute (the Canada Business Corporations Act), the Board is required to carry out its duties with a view to the best interests of the Corporation.  The Board specifically recognizes its responsibility for the following areas:

(i)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting their Corporation;

(ii)	reviewing and approving corporate objectives, goals and strategies with a view to enhancing shareholder value;

(iii)	reviewing and approving the Corporation’s operating plans and monitoring performance;

(iv)	reviewing significant operational and financial issues as they arise and providing direction to management on these matters;

(v)	acting diligently to ensure that the Corporation fulfills its legal and regulatory requirements;

(vi)	evaluating the effectiveness of senior management and establishing their compensation; and

(vii)	evaluating whether or not directors receive the information they require to perform their duties as directors.

19 | Page

Position Descriptions
The Corporation has developed positions descriptions for the Chairman and CEO, the Chairman of each Board committee and the senior officers.  In general, it is the responsibility of the Chairman and the Chairmen of the committees to ensure that the formally approved mandates of the Board and its committees are fulfilled.  The CEO has the responsibility for:

(i)	managing the day-to-day business of the Corporation in order to achieve the corporate goals established by the Board;

(ii)	protecting the interests of shareholders and employees;

(iii)	complying with the Corporation’s formally approved Manual of Corporate Practices and the laws and regulations governing business conduct; and

(iv)	ensuring that the Corporation’s Board is advised of all material matters affecting the Corporation so as to enable the Board to fulfill its mandate.

Orientation and Continuing Education
New directors are provided with Board and committee mandates and minutes, and the opportunity to meet with individual employees and directors for briefings.  The Board has no formal policy for providing continuing education to its directors.  Publications, advisories from regulators and the advice of counsel and auditors are regularly provided to directors for their review.  Directors are selected for their expert knowledge of the mining industry which is continuously updated by them through their involvement in the industry.

Code of Business Ethics
The Corporation has adopted a formal Manual of Corporate Practices which includes a Code of Business Ethics which is posted on its website (www.seabridgegold.net) and is provided to all directors, officers and employees. The Code was updated in November 2007, 2009, 2010 and further amended in 2012 and a copy of the updated Code is available in the Corporation’s documents at www.sedar.com. The Board does not formally monitor compliance with the Code.  The CEO is responsible for reporting to the Chairman of the audit committee and to the Board any infractions of which he is aware.  No such infractions were reported to the Board in 2012.  The Code contains a specific provision for dealing with transactions in which a director has a material interest.  This provision, which ensures that the Board is able to make an informed, independent decision free of conflict, was followed in 2012.  A Whistleblower Policy was formally adopted in 2005 to promote ethical behaviour.  This Policy is published on the Corporation's website.  The Board is not aware of any reports by whistleblowers made pursuant to the Policy in 2012.

Nomination of Directors
The Corporation has a nominating committee that is composed entirely of independent directors.  Collectively, the Board has numerous contacts in the industry and the nominating committee generally canvasses the directors for suggestions for new candidates for Board nomination with the expertise being sought.  The independent directors meet annually to discuss their assessment of the Board’s effectiveness including the size of the Board and whether or not it has the expertise required to perform its duties of oversight properly.

The nominating committee’s primary responsibilities are to:

•	Nominate candidates to be placed on the ballot for shareholders to consider at the annual shareholder’s meeting;

20 | Page

•	Recommend nominees to be appointed by the Board to fill interim director vacancies; and

•	Recommend directors to be selected for membership on the various Board committees.

Compensation
The compensation committee undertakes an annual review of compensation for officers and directors.  The committee establishes a list of comparable companies selected on the basis of size and nature of business in order to ensure that the comparison is relevant with respect to roles, responsibilities and requirements imposed upon officers and directors. Compensation for these comparable companies is obtained from public sources.  The committee attempts to compensate its officers and directors within the range established by its peer group after considering both cash compensation (salaries and bonuses) and options.

The compensation committee consists entirely of independent directors.

The formally approved mandate of the compensation committee is as follows:

(i)
On an annual basis, review the total compensation of the President and COO, the Chairman and CEO, the Chief Financial Officer and Vice President(s) against their performance, mandates and goals and make recommendations on their compensation to the Board;

(ii)
Review, approve and recommend to the Board for confirmation all grants of options to all directors and employees; ensure the proper administration of the Corporation’s options program in conformity with the Corporation’s Option Plan;

(iii)	Review on an annual basis the Corporation’s overall hiring and compensation practices with reference to industry norms.

The Corporation has not retained an outside compensation consultant or advisor.

Other Board Committees
In addition to the compensation committee, the nominating committee and the audit committee, the Corporation has a corporate governance committee and a technical committee and the Board has adopted mandates that outline guidelines and responsibilities for these committees. The mandate of the corporate governance committee is as follows:

(i)	Prepare and recommend to the Board on an annual basis, proposed goals for the Corporation and its CEO and a mandate for the CEO;

(ii)	Ensure that the Board is adequately informed of developments and issues within the Corporation such that it is able to fulfill its duties and responsibilities;

(iii)	Ensure that the Board reviews and approves all major corporate decisions which could reasonably be expected to affect shareholder value;

(iv)	Assess the effectiveness of the Board as a whole, of each of the directors and of each committee of directors and consider the impact that the number of directors has on effectiveness of the Board.

(v)	Conduct an annual discussion among independent directors on the role and effectiveness of independent directors;

21 | Page

(vi)	Ensure that each Board Committee has a clear, written mandate and is performing diligently the tasks necessary to limit Board liability;

(vii)	Oversee the administration of the Corporation’s Manual of Corporate Practices;

(viii)
Oversee an annual review of each director’s business interests in accordance with the Corporation’s Conflict of Interest Policy to ascertain which conflicts might exist with respect to the interests of the Corporation and how such conflicts, if any, are to be managed so as to ensure the independence of directors and to protect the interests of the Corporation and its shareholders; and

(ix)	Review disclosure of corporate governance matters to ensure that shareholders are adequately informed of the Board’s procedures for governance on their behalf.

To help ensure that the Corporation makes full and timely disclosure of all material information related to its operations and complies with all aspects of the law in this respect, the Corporation has adopted the Disclosure Policy.

The technical committee was established in furtherance of the Corporation’s commitment to adopt best practices in the areas of exploration (including estimating and disclosing mineral reserves), development, operations and promotion of a healthy, safe, and environmentally and socially responsible work environment.  The committee’s primary responsibilities are to:

(i)	provide advice, counsel and recommendations to management in these areas, including case-specific review of development projects and adoption of best practices in management; and

(ii)
assist the Board in its oversight of (a) these areas in relation to the Corporation; (b) the Corporation’s compliance with policies, procedures and standards relating to these areas; and (c) management of risks related to these areas.

Assessments
Independent directors meet annually without non-independent directors to assess the effectiveness of the Board.  No formal method of evaluation is used.

Response to Shareholders

The Corporation communicates regularly with its shareholders and maintains a website at www.seabridgegold.net.  Management is available to shareholders to respond to questions and concerns on a prompt basis.  The Board believes that management's communications with shareholders, and the avenues available for shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If you have issues, questions or comments which you would like to have considered by your directors at the Annual Meeting of Shareholders please advise us at:  The Secretary, Seabridge Gold Inc., 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1, info@seabridgegold.net or by fax at 416-367-2711.

22 | Page

Expectations and Accountability of Management

The Board's access to information relating to the operations of the Corporation, through the membership on the Board of Directors of a key member of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Corporation.  Monthly financial reports are provided to all directors which reconcile actual to budgeted expenditures.  In addition, since 2004 the Corporation’s auditors have undertaken formal reviews of quarterly financial statements.  This review includes a meeting between the Board’s Audit Committee and the auditors.  In the past, the Corporation has followed this procedure on an informal basis but has elected to formalize the review in keeping with new standards for continuous financial disclosure.  The Board believes that a formal review by the auditors is a useful way to assure shareholders of management’s accountability.

The Board is directly involved in setting and approving goals and plans and monitoring performance.  This process establishes clear expectations of management and accountability for results.  The Board expects the Corporation's management to take the initiative in identifying opportunities and risks affecting the Corporation's business and finding ways to deal with these opportunities and risks for the benefit of the Corporation.  The Board is confident that the Corporation's management responds ably to this expectation.

Securities Authorized for Issuance under equity compensation plans

The following table sets forth the Corporation's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,658,300	$21.71	185,000
Equity compensation plans not approved by securityholders	665,000	$12.60	N/A
Total	3,323,300	$19.88	185,000

Information Concerning the Corporation’s Stock Option Plan
At the Corporation’s annual general meeting held on June 18, 2008, the shareholders approved the Stock Option Plan, which was to be adopted upon the listing of the Corporation’s common shares on The Toronto Stock Exchange (“TSX”).  The Corporation’s common shares were listed on TSX on July 14, 2008 and the Stock Option Plan was adopted in connection therewith.  At the Corporation's annual general meeting held on June 18, 2009, the shareholders approved an amendment to the Stock Option Plan to increase the number of common shares reserved for issue and which may be issued under the Stock Option Plan to 2,540,000 common shares, representing less than 6.8% of the Corporation's outstanding shares.  At the Corporation's annual general meeting held on June 29, 2011, the shareholders approved an amendment to the Stock Option Plan to increase the number of common shares reserved for issue and which may be issued under the Stock Option Plan to 2,896,000 shares, representing approximately 7.0% of its outstanding shares at the time.

23 | Page

The Stock Option Plan, as amended, (the “Option Plan”) is a fixed share stock option plan pursuant to which the number of common shares reserved for issuance is fixed from time to time by the shareholders of the Corporation.  Other information relating to the Option Plan is summarized as follows:

•
Options may be granted to directors, officers and employees of the Corporation as well as persons or corporations engaged to provide services to the Corporation (or any entity controlled by the Corporation) and any individuals employed by such persons or corporations.

•
At May 10, 2013, the number of shares issuable pursuant to the exercise of options granted under the Option Plan (and issuable under all security based compensation arrangements of the Corporation) cannot exceed 2,843,300 common shares of the Corporation unless such figure is amended with the approval of the Corporation’s shareholders.  This figure represents approximately 6.25% of the Corporation’s issued and outstanding shares as of May 10, 2013.

•
As of May 10, 2013, the Corporation has an aggregate of 3,323,300 options outstanding, which includes 2,658,300 options granted in accordance with the Option Plan and a further 665,000 options that were granted subject to shareholder approval of an increase in the number of shares reserved for issue under the Option Plan and shareholder approval of the specific grants.  The 2,658,300 outstanding options represent approximately 5.8% of the Corporation’s issued and outstanding shares as of May 10, 2013.  The additional 665,000 options were granted to the Corporation’s directors, including directors that are executive officers, in March, 2013.

•
The number of shares issued to insiders of the Corporation as a group, within any one year period, under all security based compensation arrangements of the Corporation, cannot exceed 10% of the Corporation’s issued and outstanding shares as at the end of such one year period.  The Option Plan does not provide for a maximum number of shares which may be issued to an individual pursuant to the Option Plan and any other share compensation arrangement (expressed as a percentage or otherwise).

•	The exercise price for options granted under the Option Plan must be not less than the closing market price on the day preceding the date of grant of the options.

•
Vesting of options will be at the discretion of the Board of Directors, or any committee authorized by the Board of Directors to administer the Option Plan.  In the event of a change of control of the Corporation, all outstanding options become vested.

•	The maximum term of options granted under the Option Plan will be 5 years from the date of grant.

•
If an optionee ceases to be eligible to receive options under the Option Plan as a result of termination for cause, any outstanding options held by such optionee on the date of such termination shall be cancelled as of that date.

•
If an optionee ceases to be eligible to receive options under the Option Plan for reasons other than termination for cause (or death), any outstanding options held by such optionee at such time shall remain exercisable for a period ending on the earlier of the expiry time of such option or three months after the optionee ceases to be eligible to receive options.  Notwithstanding the foregoing, the Board of Directors may, on a case by case basis, allow such options to remain in full force and effect until any time up to the original expiry time of such options, irrespective of whether such expiry time is more than three months after the optionee ceases to be eligible to receive options.

24 | Page

•
The Board of Directors may from time to time, without shareholder approval and subject to applicable law and to the prior approval, if required, of TSX or any other regulatory body having authority over the Corporation or the Option Plan, suspend, terminate or discontinue the Option Plan at any time, or amend or revise the terms of the Option Plan or of any option granted under the Option Plan to:

(a)	make amendments of a clerical or typographical nature and to include clarifying provisions in the Option Plan;

(b)	implement features or requirements that are necessary or desirable under applicable tax and securities laws;

(c)	change vesting provisions;

(d)	change termination provisions for an insider provided that the expiry time does not extend beyond the original expiry time under the Option Plan;

(e)	change termination provisions for an optionee who is not an insider beyond the original expiry time;

(f)	reduce the exercise price of an option for an optionee who is not an insider; and

(g)	implement a cashless exercise feature, payable in cash or securities;

provided that no such amendment, revision, suspension, termination or discontinuance shall in any manner adversely affect any option previously granted to an optionee under the Option Plan without the consent of that optionee.  Any other amendments to the Option Plan or options granted thereunder will be subject to the approval of the shareholders.  In particular, the Option Plan specifies that the Option Plan may not be amended without approval of shareholders in any of the following ways:

(h)	to increase the Option Plan maximum or number of shares reserved for issuance under the Option Plan;

(i)	to grant additional powers to the board of directors to amend the Option Plan or individual options without shareholder approval;

(j)	to reduce the exercise price of options or other entitlements held by insiders;

(k)	to extend to the term of options held by insiders; and

(l)	to change the insider participation limits to those that would have triggered the requirement for disinterested shareholder approval of the Option Plan.

•
The Option Plan does not contain any provisions relating to the provision of financial assistance by the Corporation to optionees to facilitate the purchase of common shares upon the exercise of options.

•	Stock options granted under the Option Plan are not assignable, but may be exercised by the personal representative of a deceased optionee.

•
Any outstanding stock options with an expiry date occurring during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is 10 trading days following the end of the black-out period.

25 | Page

•
The Plan requires adjustments to the numbers of shares which may be acquired and the exercise price of options in the event the Corporation proceeds with certain changes or transactions in which the Corporation’s share capital is altered, some form of corporate reorganization or special distribution is completed, a merger, amalgamation, spinout transaction, plan of arrangement, takeover bid, compulsory acquisition or going private transaction is completed.  In such case the provisions typically entitle the optionee to acquire, at the same aggregate price, the shares, cash, securities or other property to which the optionee would have been entitled had the optionee held the shares issuable under the option before such transaction, with certain exceptions.  In the event that the Corporation agrees to a transaction, or is subject to a takeover bid, under which greater than 2/3rds of its outstanding shares are acquired by another person or group of persons acting in concert, the Option Plan also gives the directors the discretion to transform the option into a stock appreciation right.  In the event an option is transformed into a stock appreciation right, the holder shall then be entitled to a cash payment instead of being entitled to acquire shares at a certain price.  The amount of the cash payment payable shall be calculated as follows:

Cash = S x (AP-EP)

Where:   S is the number of shares subject to the Option to which the relevant stock appreciation right relates;

EP is the Exercise Price of the Option to which the relevant Stock Appreciation Right relates; and

AP is the cash value of the consideration offered in the transaction, and if the consideration offered is not cash then the cash value shall be determined as of the date the consideration is initially offered.  In the case of securities publicly traded on an exchange or quotation system, the cash value shall be determined using the 15 trading day volume weighted average price of the securities offered.  In the case of securities not publicly traded, the cash value shall be determined in the manner decided by the directors of the Corporation, acting reasonably.

•	Other than in these circumstances, the Option Plan does not contain provisions allowing the Corporation to transform a stock option into a stock appreciation right.

Indebtedness to Corporation of Directors and Executive Officers

No person who is, or at any time during the most recently completed financial year was, a director, proposed nominee for election as a director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate thereof, is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation, or had indebtedness to another entity during that period which was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

No informed person or proposed director of the Corporation and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Corporation or any of its subsidiaries.

26 | Page

Appointment of Auditors

Shareholders will be asked to vote on the reappointment of KPMG LLP, Chartered Accountants, of Suite 4600, 333 Bay Street, Toronto, Ontario, as Auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid the Auditors.

Auditors’ Fees

For the years ended December 31, 2012 and 2011, the Corporation paid the external auditors as detailed below:

	2012	2011
Audit services	276,500	196,500
Audit related services	5,000	75,000
Tax fees	53,710	5,425
Other	Nil	7,500
	335,210	284,425

Management Contracts

No management functions of the Corporation are performed to any substantial degree by a person other than the directors or executive officers of the Corporation.

Other Matters to be Acted Upon

Approval of Option Grants, Including Additional Share Reservation
Directors’ Options - On March 5, 2013, after the Corporation had completed the submission of the KSM EA, the Board of Directors granted an aggregate of 665,000 stock options under the Option Plan to the directors of the Corporation. The Corporation has adopted a policy that all options granted to directors, including directors that are also officers, are:

(a)	not exercisable until the option grant is approved by the Corporation’s shareholders, with the shares held by the directors being excluded from voting; and

(b)
made subject to specific vesting requirements, which may include the achievement of Corporation stock price performance, relative performance of the Corporation stock price to relevant equity indices or achievement of particular corporate objectives.

At the time of the grant of options to directors, there were only 185,000 common shares reserved for issue under the Option Plan. Therefore, in order for the options granted to the directors to become exercisable, the shareholders must approve an amendment to the Option Plan to reserve additional common shares for issue under the Stock Option Plan.

Accordingly, the directors options only become exercisable upon receipt of shareholder approvals as described below.

The directors options have the following terms:

•	Exercise Price. The exercise price per share is equal to the closing price of the Corporation’s common shares on the TSX on March 5, 2013, being $12.60 per share.

27 | Page

•	Term. All such options have a five year term, expiring March 5, 2018.

•
Vesting.  The options shall vest upon the earlier of completion of a joint venture transaction on one of the Corporation’s principal properties (KSM or Courageous Lake) or other transformative transaction for the Corporation and receipt of approval of the KSM EA by federal and provincial regulators.

•
Shareholder Approval.  In keeping with Board policy, the right to exercise the options granted to directors of the Corporation, including the Chairman and CEO and the President and COO, was made subject to disinterested shareholder approval of the specific grant as well as approval of the required increase in shares reserved for issue under the Option Plan.

The option grants to be approved by the disinterested shareholders are as follows:

James S. Anthony	90,000	options
A. Frederick Banfield	50,000	options
Douglass “Scott” Barr	50,000	options
Thomas C. Dawson	50,000	options
Louis J. Fox	50,000	options
Rudi P. Fronk	250,000	options
Eliseo Gonzalez-Urien	50,000	options
Jay Layman	75,000	options
Total:	665,000	options

At the Meeting disinterested shareholders will be asked to pass a resolution (the “Directors’ Options Resolution”) approving the option grants and the increase in the number of shares reserved for issue under the Option Plan in the amount of such grants in the following form:

“BE IT RESOLVED that:

(a)
the amendment of the Corporation’s Stock Option Plan to increase the number of shares reserved for issuance and which may be issued under the Plan by 665,000 common shares to 3,508,300 shares is hereby approved; and

(b)
the grant to directors of the Corporation of an aggregate of 665,000 options of the Corporation having such terms as are summarized in the Corporation’s Management Proxy Circular related to this meeting, with an exercise price of $12.60 per share and an expiry date of March 5, 2018, is hereby ratified, confirmed and approved.”

In keeping with Board policy, the Directors’ Options Resolution must be approved by a simple majority of disinterested shareholders, being those shareholders that were not granted the options that are the subject of the resolution.

Amendment of Stock Option Plan
Options granted by the Corporation are pursuant to a shareholder approved Option Plan.  The total number of shares that can be issued under option grants must also be approved by shareholders. As at May 10, 2013, the Option Plan provides that a total of 2,843,300 common shares are reserved for issuance upon the exercise of stock options granted under or otherwise subject to the Option Plan. If the Directors’ Options Resolution is approved at the Meeting, the Option Plan will have been amended such that a total of 3,508,300 common shares are reserved for issuance upon the exercise of stock options granted under or otherwise subject to the Option Plan.

28 | Page

Regardless of whether the Directors’ Options Resolution passes, the Corporation proposes to increase the number of shares reserved for issue under the Option Plan by 215,000 common shares. If the Directors’ Options Resolution passes, the increase of a further 215,000 common shares would result in the aggregate number of shares reserved for issue under the Option Plan (but not already issued) being 3,723,300 shares, representing approximately 8.2% of its outstanding shares. If the Directors’ Options Resolution does not pass, the increase of 215,000 common shares would result in the aggregate number of shares reserved for issue under the Option Plan (but not already issued) being 3,058,300 shares, representing approximately 6.7% of its outstanding shares. The increased number of available options will facilitate the Corporation's search for and retention of senior management and allow the Corporation to provide additional incentive to its employees, officers and directors.

On May 10, 2009, the board of directors of the Corporation approved an amendment of the Option Plan to increase the number of shares reserved for issuance under the Option Plan by 215,000 shares, subject to receipt of shareholder approval of such amendment.  Accordingly, at the Meeting shareholders will be asked to pass a resolution in the following form:

“BE IT RESOLVED that the amendment of the Corporation’s Stock Option Plan to increase the number of shares reserved for issuance and which may be issued under the Plan by 215,000 shares to either 3,723,300 shares or 3,058,300 shares (depending on whether shareholder approval has been given to the preceding resolution increasing the shares reserved by 665,000 shares) is hereby approved.”

A copy of the proposed Option Plan, reflecting the terms of the Option Plan if both the foregoing resolution and the Directors Options Resolution are approved, is available for review on the Corporation’s website at www.seabridgegold.net.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person: (a) who has been a director or executive officer of the Corporation at any time since the commencement of the Corporation's last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), has material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

Other Matters

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

29 | Page

Additional Information

Additional information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation at 106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1 or by phone 416-367-9292 or by fax 416-367-2711 or by e-mail at info@seabridgegold.net to request copies of the Corporation's financial statements and MD&A.

Financial information is provided in the Corporation's comparative audited financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.  Information regarding the Audit Committee of the Corporation required to be disclosed under Canadian securities laws may be found in the Corporation’s Annual Information Form under Item 9 – Audit Committee Information.

The Corporation also files with the United States Securities and Exchange Commission and the NYSE Stock Exchange and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Approval

The Board of Directors of the Corporation has approved the contents and sending of this Management Proxy Circular.

DATED this 10th day of May, 2013.

SEABRIDGE GOLD INC.

Rudi P. Fronk
Chairman and CEO

30 | Page